Exhibit 99.1

January 31, 2006

Consolidated Financial Results

for the First Nine Months of Fiscal 2005

(Nine-Month Period Ended December 31, 2005)

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

URL: http://www.daiichisankyo.co.jp

Representative: Mr. Takashi Shoda, President and Representative Director

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

1. Matters Relating to the Preparation of the Quarterly Consolidated Financial Statements

(1) Adoption of simplified accounting methods:	Yes
“Income taxes” were calculated using a simplified method.

(2) Accounting methods differing from those adopted for the latest fiscal year:	None

(3) Changes in the scope of consolidation and application of the equity method:	Yes

Consolidated subsidiaries:

Increase:    2

Decrease: 10

Companies accounted for by the equity method:

Increase:  3

Decrease: 0

2. Consolidated Financial Results for the First Nine Months of Fiscal 2005

(1) Consolidated Financial Results

(Figures less than ¥1 million, except per share amounts, have been omitted.)
	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
First nine months of fiscal 2005	704,039	—	134,294	—	138,890	—
First nine months of fiscal 2004	—	—	—	—	—	—

Fiscal 2004	—	—	—	—	—	—

	Net income		Basic net income per share		Diluted net income per share
	Millions of yen	Percent change	Yen		Yen
First nine months of fiscal 2005	80,992	—	110.71		110.69
First nine months of fiscal 2004	—	—	—		—

Fiscal 2004	—	—	—		—

Note:

Percentages for net sales, operating income, ordinary income, and net income represent a change from the corresponding results for the first nine months of previous fiscal years.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
First nine months of fiscal 2005	1,566,723	1,221,431	78.0	1,675.35
First nine months of fiscal 2004	—	—	—	—

Fiscal 2004	—	—	—	—

3. Forecast of Consolidated Results for Fiscal Year 2005 (April 1, 2005—March 31, 2006)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	920,000	150,000	80,000

Reference: Forecasted annual net income per share (basic): ¥109.17

*Note: The forecast figures shown above are based on information that was available at the time of preparation and are subject to certain risks and uncertainties. Actual performance and other factors may differ from these forecasts due to changes in circumstances and other developments. For more information related to above forecasts, please refer to page 4.

Overview of Results of Operations

DAIICHI SANKYO COMPANY, LIMITED, was established through a stock transfer on September 28, 2005, to serve as the joint holding company of its two wholly owned subsidiaries—Sankyo Company Limited and Daiichi Pharmaceutical Co., Ltd. (hereafter, “the Subsidiaries”)—and seeks to become a Japan-based global pharma innovator.

Performance figures for the first nine months of fiscal 2005 include the Subsidiaries’ consolidated results from April 1 through December 31, 2005, as well as the Company’s non-consolidated results from September 28 through December 31, 2005. Accordingly, as the nine-month period under review is the Company’s first nine-month period, period-to-period performance comparisons are not presented.

In the first nine months of fiscal 2005, net sales amounted to ¥704.0 billion. In domestic pharmaceutical sales, under an operating environment impacted by the growing effect of government measures aimed at restraining medical costs, sales of the antihyperlipidemic agent Mevalotin® decreased, but the Company recorded increased sales of such products as Cravit®, a broad-spectrum oral antibacterial agent, and Olmetec®, an antihypertensive agent. In particular, Olmetec® demonstrated robust performance, achieving both a marked increase in sales and capturing a larger market share, thanks to effective, academic promotional activities as well as the launch of marketing collaboration between Sankyo and Daiichi. Overseas pharmaceutical sales were negatively affected by the expiration of the patent in certain European countries for the antihyperlipidemic pravastatin and increasing competition faced by that product in the United States, which weakened sales of bulk pravastatin. However, sales of olmesartan—an antihypertensive agent sold as Benicar® in the United States and as Olmetec® in Europe and Japan—grew substantially and sales of bulk levofloxacin, an antibacterial agent, were strong.

Regarding profitability, the Company made strategic investments in R&D, including investments of resources to expand the pipeline, but also worked to enhance management efficiency by pushing forward with cost reductions and taking steps to reduce other operating expenses. As a result, cost of sales amounted to ¥219.7 billion (31.2% of net sales); selling, general and administrative expenses totaled ¥350.0 billion (including ¥113.3 billion in R&D expenses); operating income was ¥134.2 billion; and ordinary income came to ¥138.8 billion.

Reflecting the recognition of such extraordinary expenses as a ¥5.2 billion loss on impairment of idle property, plant and equipment and a ¥2.2 billion provision for the contingency reserve, net income amounted to ¥80.9 billion.

Overview of Financial Position

Total assets at the end of the period under review amounted to ¥1,566.7 billion, shareholders’ equity came to ¥1,221.4 billion, and the shareholders’ equity ratio was 78.0%.

Forecast of Consolidated Results for Fiscal 2005

As for results for the full fiscal year ending March 31, 2006, we expect our sales to exceed projections as presented at the time of the interim results announcement due to growth in sales of the antihypertensive agent Benicar® in the United States and a rise in bulk exports of the antihyperlipidemic agent pravastatin to Europe as well as the recording of a portion of lump-sum income for the antiplatelet agent Plavix® and a foreign exchange gain due to the yen’s depreciation.

In addition, we expect to generate income in excess of the forecasts presented at the time of the interim results announcement, owing to an increase in gross profit on sales, which will offset an increase in business integration-related expenses, and greater R&D investment aimed at expanding the pipeline.

In light of the aforementioned factors, we have revised our forecasts for fiscal 2005.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of yen)
	As of December 31, 2005
	Amount	%
ASSETS

I Current assets:
1. Cash and time deposits	208,223
2. Trade notes and accounts receivable	278,421
3. Marketable securities	229,991
4. Mortgage-backed securities	18,000
5. Inventories	117,888
6. Deferred tax assets	35,045
7. Other current assets	41,346
Allowance for doubtful accounts	(782)

Total current assets	928,134	59.2

II Non-current assets:
1. Property, plant and equipment:
(1) Buildings and structures	166,510
(2) Machinery, equipment and vehicles	49,008
(3) Land	48,974
(4) Construction in progress	9,994
(5) Other	20,138

Total property, plant and equipment, net	294,626	18.8
2. Intangible assets:
(1) Goodwill, net	10,376
(2) Other intangible assets, net	24,314

Total intangible assets	34,690	2.2
3. Investments and other assets:
(1) Investment securities	251,172
(2) Long-term loans	6,653
(3) Prepaid pension costs	14,684
(4) Deferred tax assets	11,012
(5) Other assets	26,378
Allowance for doubtful accounts	(630)

Total investments and other assets	309,271	19.8

Total non-current assets	638,588	40.8

Total assets	1,566,723	100.0

	(Millions of yen)
	As of December 31, 2005
	Amount	%
LIABILITIES

I Current liabilities:
1. Trade notes and accounts payable	65,342
2. Short-term bank loans	10,262
3. Income taxes payable	27,724
4. Deferred tax liabilities	895
5. Allowance for sales returns	915
6. Allowance for sales rebates	4,008
7. Allowance for contingent losses	2,240
8. Accrued expenses and other current liabilities	117,763

Total current liabilities	229,153	14.6

II Non-current liabilities:
1. Long-term debt	3,642
2. Deferred tax liabilities	21,117
3. Accrued retirement and severance benefits	70,466
4. Accrued directors’ retirement and severance benefits	2,860
5. Other non-current liabilities	6,720

Total non-current liabilities	104,807	6.7

Total liabilities	333,960	21.3

MINORITY INTERESTS
Minority interests	11,331	0.7

SHAREHOLDERS’ EQUITY
I Common stock	50,000	3.2
II Additional paid-in-capital	179,858	11.5
III Retained earnings	929,812	59.3
IV Net unrealized gain on investment securities	74,979	4.8
V Foreign currency translation adjustments	(3,409)	(0.2)
VI Treasury stock at cost	(9,809)	(0.6)

Total shareholders’ equity	1,221,431	78.0

Total liabilities, minority interests and shareholders’ equity	1,566,723	100.0

(2) Consolidated Statement of Income

	(Millions of yen)
	First nine months of fiscal 2005 (For the nine-month period ended December 31, 2005)
	Amount	%
I Net sales	704,039	100.0
II Cost of sales	219,728	31.2

Gross profit	484,310	68.8
III Selling, general and administrative expenses	350,016	49.7

Operating income	134,294	19.1
IV Non-operating income	8,627	1.2
V Non-operating expenses	4,031	0.6

Ordinary income	138,890	19.7
VI Extraordinary gains	5,751	0.8
VII Extraordinary losses	13,248	1.8

Net income before income taxes and minority interests	131,393	18.7
Income tax expenses	50,589	7.2

Minority interests in net losses of Subsidiaries	(189)	(0.0)

Net income	80,992	11.5

(3) Segment Information

[Operating Segments]

	(Millions of yen)
First nine months of fiscal 2005	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	605,765	98,273	704,039	—	704,039
(2) Inter-segment sales and transfers	584	3,066	3,651	(3,651)	—

Total	606,349	101,340	707,690	(3,651)	704,039

Operating expenses	474,950	98,841	573,791	(4,046)	569,744

Operating income	131,399	2,499	133,898	395	134,294

Notes:

1.	Method of classifying operating segments

Classification into ‘Pharmaceuticals’ and ‘Other’ is based on consideration of product type, market characteristics, and other factors.

2.	Principal products in each operating segment

Pharmaceuticals: Prescription drugs, medicine, and healthcare products

Other: Food products, agrochemicals, chemicals, and other

[Geographic Segments]

	(Millions of yen)
First nine months of fiscal 2005	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	579,881	83,079	41,077	704,039	—	704,039
(2) Inter-segment sales and transfers	14,997	12,495	4,129	31,623	(31,623)	—

Total	594,879	95,575	45,207	735,662	(31,623)	704,039

Operating expenses	481,409	75,197	44,852	601,458	(31,713)	569,744

Operating income	113,470	20,377	355	134,203	90	134,294

Notes:

1.	Method of classifying geographic segments

Geographic segments are classified on the basis of geographic proximity.

2.	Countries and regions included in segments other than Japan

North America: the United States

Other: Germany, the United Kingdom, France, Spain, Italy, Taiwan, and others

[Overseas Net Sales]

	(Millions of yen)
First nine months of fiscal 2005	North America	Europe	Other areas	Total
I Overseas net sales	139,706	68,665	22,524	230,896

II Consolidated net sales				704,039

III Percentage of overseas net sales to consolidated net sales (%)	19.8	9.8	3.2	32.8

Notes:

1.	Method of classifying countries and regions

Countries and regions are classified on the basis of geographic proximity.

2.	Countries and regions included in each area

North America: the United States and Canada

Europe: Germany, the United Kingdom, France, Spain, Italy, Ireland, Switzerland, and others

Other areas: Asia, the Middle East, Latin America, and others

3.	Overseas net sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside of Japan.